UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Jumia Technologies AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
48138M105*
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138M105

1	NAMES OF REPORTING PERSONS
Mobile Telephone Networks Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 48138M105

1	NAMES OF REPORTING PERSONS
MTN Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 48138M105

Item 1.
(a)	Name of Issuer Jumia Technologies AG
(b)	Address of Issuer’s Principal Executive Offices Skalitzer Straße 104, 10997 Berlin, Germany

Item 2.
(a)	Name of Person Filing
Mobile Telephone Networks Holdings Limited MTN Group Limited

Mobile Telephone Networks Holdings Limited was the direct holder of the Ordinary Shares reflected in the Schedule 13G to which this Amendment No. 1 relates.  Mobile Telephone Networks Holdings Limited is a wholly owned subsidiary of MTN Group Limited, which may be deemed to have had beneficial ownership of all of these Ordinary Shares.

(b)
Address of Principal Business Office or, if none, Residence
Mobile Telephone Networks Holdings Limited - 216 14th Avenue, Fairland, Johannesburg, South Africa, 2195
MTN Group Limited - 216 14th Avenue, Fairland, Johannesburg, South Africa, 2195

(c)	Citizenship Each Reporting Person – South Africa
(d)	Title of Class of Securities Ordinary Shares, no par value, which may be represented by American Depositary Shares
(e)	CUSIP Number 48138M105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 48138M105

Item 4.	Ownership
Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See attached Exhibit A

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

Mobile Telephone Networks Holdings Limited[1]

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN Group Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, the following identifies the subsidiary which acquired the securities being reported on by MTN Group Limited:

Mobile Telephone Networks Holdings Limited

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

Date: September 22, 2020

Mobile Telephone Networks Holdings Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions

MTN Group Limited

By:	/s/ Kholekile Ndamase
	Name:	Kholekile Ndamase
	Title:	Executive: Group Mergers and Acquisitions